

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2010

David Ward
Chief Executive Officer
Blue Moon Investments
1620 Dickson Ave
Suite 700
Kelowna, British Columbia V1Y 9Y2

> **Re:** **Form 10-K/A1 for Fiscal Year Ended September 30, 2009**
> **Filed February 12, 2010**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2009**
> **Filed April 9, 2010**
> **File No. 000-29021**

Dear Mr. Ward:

We issued comments to you on the above captioned filings on June 25, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by August 27, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by August 27, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing(s), consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm

Please contact Angela Halac, Senior Staff Accountant, at (202) 551-3398 or Brian K. Bhandari, Branch Chief, at (202) 551-3390 if you have questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services